SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)

FIRST CAPITAL BANCORP, INC.
(Name of Issuer) Common Stock, $4.00 Par Value Per Share
(Title of Class of Securities) 319438107
(CUSIP Number) December 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)
____________________

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The  information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 319438107	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS M3 FUNDS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 319438107	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS M3 PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

CUSIP NO. 319438107	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS M3F, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF UTAH, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON CO, IA

CUSIP NO. 319438107	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Jason A. Stock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 319438107	13G	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS William C. Waller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

Item 1.	(a)	Name of Issuer:

First Capital Bancorp, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

4222 Cox Road
Glen Allen, Virginia 23060

Item 2.	(a)	Name of Persons Filing:

M3 Funds, LLC
M3 Partners, LP
M3F, Inc.
Jason A. Stock
William C. Waller

(b)	Address of Principal Business Office or, if None, Residence:

For all persons filing:

10 Exchange Place, Suite 510
Salt Lake City, UT  84111

(c)	Citizenship:

M3 Funds, LLC is a Delaware limited liability company
M3 Partners, LP is a Delaware limited partnership
M3F, Inc. is a Utah corporation
Mr. Stock and Mr. Waller are United States citizens

(d)	Title of Class of Securities:

Common Stock, Par Value $4.00

(e)	CUSIP Number:

319438107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable. Filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.

The Reporting Persons do not have beneficial ownership of any shares of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 11, 2014

M3 PARTNERS, LP

By:	M3 Funds, LLC, General Partner

By:	/s/ Jason A. Stock
Name:	Jason A. Stock
Title:	Manager

Date: February 11, 2014

M3 FUNDS, LLC

By:	/s/ Jason A. Stock
Name:	Jason A. Stock
Title:	Manager

Date: February 11, 2014

M3F, INC.

By:	/s/ Jason A. Stock
Name:	Jason A. Stock
Title:	Managing Director

Date: February 11, 2014

/s/ Jason A. Stock
Jason A. Stock

Date: February 11, 2014

/s/ William C. Waller
William C. Waller